UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 18, 2021

INVESTINDUSTRIAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39720	98-1556465
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite 1, 3rd Floor, 11-12 St James’s Square London, United Kingdom		SW1Y 4LB
(Address of principal executive offices)		(Zip Code)

+44 20 7400 3333

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	IIAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	IIAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	IIAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

On July 18, 2021, Investindustrial Acquisition Corp, a Cayman Islands exempted company (“IIAC”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among IIAC, Ermenegildo Zegna Holditalia SpA, a joint stock company incorporated under Italian law (“Zegna”) and EZ Cayman, a Cayman Islands exempted company (“Merger Sub”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of IIAC and Zegna.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions: (i) Zegna will implement a cross-border conversion and transfer its legal seat from Italy to The Netherlands and be organized as a Dutch public limited liability company (the “Conversion”), (ii) in connection with the Conversion Zegna will undergo a share split (or other transaction or share reorganization with a similar effect) to ensure the then existing shareholders of Zegna will hold 155,400,000 Zegna Ordinary Shares immediately following the Closing, (iii) Strategic Holding Group S.à.r.l., an affiliate of the Sponsor (the “Forward Purchaser”), will purchase 22,500,000 IIAC Class A ordinary shares from IIAC for an aggregate purchase price of €184,500,000, subject to adjustment (the “Forward Purchase”), (iv) following the Forward Purchase, Merger Sub will merge with and into IIAC, with IIAC as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Zegna (the “Merger”), (v) (a) in connection with the Merger, each issued and outstanding IIAC Class A ordinary share and IIAC Class B ordinary share (collectively, the “IIAC Shares”) will be exchanged as of the effective time of the Merger into one ordinary share of Zegna (“Zegna Ordinary Shares”) and (b) each outstanding warrant to purchase IIAC Shares will convert into, or be exchanged for, as applicable, warrants to acquire Zegna Ordinary Shares and (vi) upon distribution by IIAC to Zegna of proceeds received from the Forward Purchase and the aggregate cash proceeds from IIAC’s trust account (net of redemptions and transaction expenses) (the “Capital Distribution”) and after giving effect to the PIPE Financing (as described below), Zegna will purchase from certain of its existing shareholders, 54,600,000 Zegna Ordinary Shares for an amount equal to €455,000,000 (the “Share Repurchase”).

The Conversion, the Forward Purchase, the Merger, the PIPE Financing, the Capital Distribution, the Share Repurchase and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to as the “Business Combination”.

The Business Combination is expected to close in the fourth quarter of 2021, following the receipt of the required approval by IIAC’s shareholders and the fulfillment of other customary closing conditions.

Escrowed Shares

Fifty percent (50%) of the Zegna Ordinary Shares which will be issued to the Sponsor and the Other Class B Shareholders (as defined below) in exchange for their IIAC Class B ordinary shares in connection with the Merger (the “Founder Escrowed Shares”) shall be held in escrow and will be released to the Sponsor and the Other Class B Shareholders, pro rata, upon satisfaction of the following price triggers: (i) 70% of the Founder Escrowed Shares will be released from escrow if the per share volume weighted average share price of the Zegna Ordinary Shares equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period commencing after the Closing; and (ii) 100% of the remaining Founder Escrowed Shares will be released from escrow if the per-share volume weighted average share price of the Zegna Ordinary Shares equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period commencing after the Closing.

Any Founder Escrowed Shares which are not eligible for release after the lapse of the 7-year anniversary of the Closing Date will be acquired for no consideration by Zegna and neither the Sponsor nor the Other Class B Shareholders will have any rights with respect to such Founder Escrowed Shares.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type regarding themselves. The representations and warranties of the parties contained in the Business Combination Agreement will terminate and be of no further force and effect as of the closing of the Business Combination.

Zegna has also agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the closing of the Business Combination (the “Closing”), the Zegna board of directors will consist of eleven (11) directors. IIAC will have the right to designate one member of the Zegna board of directors, who is initially expected to be Andrea C. Bonomi. In addition, at or prior to the Closing, Zegna will adopt an equity incentive plan, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligation of IIAC and Zegna to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction enjoining or prohibiting the consummation of the Business Combination, (ii) the effectiveness of the Registration Statement on Form F-4 (the “Registration Statement”) in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”) registering the Zegna Ordinary Shares to be issued in connection with the Merger, (iii) the required approvals of IIAC’s shareholders, (iv) the approval of Zegna’s shareholders, (v) IIAC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of immediately after the effective time of the Merger, (vi) the consummation of the Conversion and certain other specified pre-closing restructuring transactions to be undertaken by Zegna, and (vii) the approval by the NYSE of Zegna Ordinary Shares’ initial listing application in connection with the Business Combination.

In addition, the obligation of Zegna to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, the aggregate cash proceeds from IIAC’s trust account (after deducting any amounts paid to IIAC shareholders that exercise their redemption rights in connection with the Business Combination), together with the proceeds from the Forward Purchase and PIPE Financing (as defined below), equaling no less than the sum of (i) €184,500,000 plus (ii) $400,000,000.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of IIAC and Zegna, (ii) by IIAC if the representations and warranties of Zegna or Merger Sub (the “Zegna Parties”) are not true and correct or if the Zegna Parties fail to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by Zegna if the representations and warranties of IIAC are not true and correct or if IIAC fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either IIAC or Zegna if the Business Combination is not consummated on or prior to April 18, 2022, (v) by either IIAC or Zegna if certain required approvals are not obtained from IIAC shareholders after the conclusion of a meeting of IIAC’s shareholders held for such purpose at which such shareholders voted on such approvals, (vi) by either IIAC or Zegna, if any governmental entity of competent jurisdiction shall have issued an order permanently enjoining or prohibiting the Business Combination and such order shall have become final and nonappealable, and (vii) by IIAC if Zegna has not delivered to IIAC evidence of Zegna shareholders approving the Business Combination and the transactions contemplated thereby within 90 business days from the date of the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of fraud or any willful and material breach of the Business Combination Agreement and for customary obligations that survive the termination thereof (such as confidentiality obligations).

The foregoing description of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about IIAC, Zegna or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in IIAC’s public disclosures.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, IIAC and Zegna entered into subscription agreements (the “Subscription Agreements”) with certain investors. Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and Zegna agreed to issue and sell to such subscribers (the “PIPE Subscribers”) and certain inside subscribers (the “Insider PIPE Subscribers”, and together with the PIPE Subscribers, the “Subscribers”) an aggregate of 25,000,000 Zegna Ordinary Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $250,000,000 (the “PIPE Financing”). The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Zegna Ordinary Shares to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act, and will be issued in reliance on the availability of an exemption from such registration.

The Subscription Agreements provide for certain customary registration rights. In particular, the Subscription Agreements provide that Zegna is required to file with the SEC a registration statement registering the resale of such shares within 45 calendar days following the Closing Date (as defined the Business Combination Agreement). Additionally, Zegna is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 30th calendar day (or the 90th calendar day if the SEC notifies Zegna that it will “review” the registration statement) following the filing date thereof and (ii) the 10th business day after the date Zegna is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Zegna shall use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) the third anniversary of the Closing, (ii) the date the Subscribers cease to hold any shares issued pursuant to the Subscription Agreements (the “registrable shares”), or (iii) the date all registrable shares held by the Subscribers may be sold without restriction under Rule 144 within 90 days without the public information, volume or manner of sale limitations of such rule.

The Subscription Agreements for the Insider PIPE Subscribers contain certain restrictions on transfer with respect to the shares issued pursuant to such Subscription Agreements immediately following the Closing. Such restrictions begin at the Closing and end on the date that is 12 months after the Closing.

A copy of the forms of Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3 and is incorporated herein by reference, and the foregoing description of the Subscription Agreements and the PIPE Financing is qualified in its entirety by reference thereto.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, IIAC, Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales (the “Sponsor”), each other holder of Class B ordinary shares of IIAC (the “Other Class B Shareholders”) and Zegna entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and the Other Class B Shareholders agreed to, among other things, (i) vote in favor of each of the transaction proposals to be voted upon at the meeting of IIAC shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of IIAC or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise) and (iii) be bound by certain transfer restrictions with respect to his, her or its shares in IIAC prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, the shareholders of Zegna entered into a Company Support Agreement (the “Company Support Agreement”) with IIAC, pursuant to which the Zegna shareholders have agreed to, among other things, (i) support and vote in favor of the Business Combination Agreement and the transactions contemplated thereby, and (ii) be bound by certain other covenants and agreements related to the Business Combination, including exclusivity and confidentiality restrictions, in each case, on the terms and subject to the conditions set forth in the Company Support Agreement.

A copy of the form of Company Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.5 and is incorporated herein by reference, and the foregoing description of the Company Support Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

Concurrently with Closing, Zegna, certain Zegna shareholders, Sponsor, the Forward Purchaser and the Other Class B shareholders will enter into the Registration Rights Agreement, pursuant to which Zegna will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain Zegna Ordinary Shares and other equity securities of Zegna held by such parties from time to time.

A copy of the Term Sheet for the Registration Rights Agreement is filed with this Current Report on Form 8-K as Exhibit B to Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreements

Concurrently with the Closing, certain Zegna shareholders, the Sponsor, the Forward Purchaser and the Other Class B Shareholders will each enter into lock-up agreements with Zegna pursuant to which (i) the Zegna shareholders will agree not to sell, transfer or otherwise dispose of any Zegna Ordinary Shares owned by them (excluding any shares acquired in the PIPE Financing) until the earlier of (a) the date that is 18 months from the Closing Date and (b) the last trading day on which the per share volume weighted average share price of the Zegna Ordinary Shares equals or exceeds $12.50 per share for at least 20 trading days within any consecutive 30-trading day period commencing at least 180 days after the Closing Date; and (ii) the Sponsor and the Other Class B Shareholders will agree not to sell, transfer or otherwise dispose of any Zegna Ordinary Shares or warrants owned by them (excluding any shares acquired in the PIPE Financing) for a period of 180 days following the Closing Date, in each case, other than pursuant to certain customary exceptions.

A copy of the Term Sheet for the Lock-Up Agreements is filed with this Current Report on Form 8-K as Exhibit C to Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

On July 19, 2021, IIAC and Zegna issued a press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that IIAC and Zegna have prepared for use in connection with the announcement of the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed transaction, Zegna will file with the SEC a registration statement on Form F-4 that will include a prospectus with respect to Zegna’s securities to be issued in connection with the Merger and a proxy statement with respect to the shareholder meeting of IIAC to vote on the proposed transaction. Shareholders of IIAC and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Zegna, IIAC and the proposed transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of IIAC as of a record date to be established for voting on the proposed transaction. Once available, shareholders of IIAC will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Investindustrial Acquisition Corp., Suite 1, 3rd Floor, 11-12 St James’s Square London, United Kingdom SW1Y 4LB. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

IIAC and Zegna and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of IIAC and their ownership is set forth in IIAC’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings on Form 10-Q and Form 4. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the IIAC shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Investindustrial Acquisition Corp., Suite 1, 3rd Floor, 11-12 St James’s Square London, United Kingdom SW1Y 4LB.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to IIAC and Zegna. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed transaction, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of IIAC and Zegna believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of IIAC and Zegna caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Zegna with the SEC and other documents filed by IIAC or Zegna from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside IIAC’s and Zegna’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither IIAC nor Zegna can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from IIAC’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by IIAC’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Zegna with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of IIAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by IIAC, Zegna, their respective directors, officers or employees or any other person that IIAC and Zegna will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of IIAC and Zegna as of the date of this communication. Subsequent events and developments may cause that view to change. However, while IIAC and Zegna may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of IIAC or Zegna as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of IIAC or Zegna, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of July 18, 2021, by and among Investindustrial Acquisition Corp, Ermenegildo Zegna Holditalia S.p.A. and EZ Cayman

10.1	Form of Subscription Agreement

10.2	Form of Subscription Agreement (Other)

10.3	Form of Subscription Agreement (Insider PIPE Subscribers)

10.4	Sponsor Letter Agreement, dated as of July 18, 2021, by and among Investindustrial Acquisition Corp, certain other holders set forth on Schedule I thereto, Investindustrial Acquisition Corp. L.P. and Ermenegildo Zegna Holditalia S.p.A.

10.5	Company Support Agreement, dated as of July 18, 2021, by and among Investindustrial Acquisition Corp, Ermenegildo Zegna Holditalia S.p.A. and the shareholders of Ermenegildo Zegna Holditalia S.p.A. party thereto

99.1	Press Release, dated July 19, 2021

99.2	Investor Presentation, dated July 19, 2021

99.3	Consolidated Financial Statements of Ermenegildo Zegna Holditalia S.p.A. and subsidiaries, as of December 31, 2020

99.4	Consolidated Financial Statements of Ermenegildo Zegna Holditalia S.p.A. and subsidiaries, as of December 31, 2019

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 19, 2021	INVESTINDUSTRIAL ACQUISITION CORP

	By:	/s/ Roberto Ardagna
	Name:	Roberto Argagna
	Title:	Chief Executive Officer